UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )*

AMERICAN SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

029683109 (CUSIP Number)

January 21, 2003**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This date is the most recent date on which the number of shares beneficially owned by the reporting person has changed, in this instance by gift. The reporting person has not acquired ownership (other than beneficial ownership due to receipt of stock option grants) of any shares of stock of the issuer since the issuer became subject to the reporting requirements of the Securities Exchange Act of 1934.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    029683109.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas L. Newberry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,882,937 6. Shared Voting Power 0 7. Sole Dispositive Power 1,882,937 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,937

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

ITEM 1.

(a)    Name of Issue:    American Software, Inc.

(b)    Address of Issuer’s Principal Executive Offices or, if none, Residence:

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

ITEM 2.

(a)    Name of Person Filing:    Thomas L. Newberry

(b)    Address of Principal Business Office or, if None, Residence:

390 West Paces Ferry Road, N.W.

Atlanta, Georgia 30305

(c)    Citizenship:    United States

(d)    Title of Class of Securities:    Class A Common Stock, $.10 par value

(e)    CUSIP Number:    029683109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: N/A

(a)    ☐    Broker or Dealer registered under section 15 of the Act.

(b)    ☐    Bank as defined in section 3(a)(6) of the Act.

(c)    ☐    Insurance Company as defined in section 3(a)(19) of the Act.

(d)    ☐    Investment Company registered under section 8 of the Investment Company Act of 1940.

(e)    ☐    An investment adviser in accordance wit §240.13d-1(b)(1)(ii)(E).

(f)    ☐    Employee benefit plan or endowment fund, in accordance with §240.13d-1(b)(1)(ii)(F).

(g)    ☐    A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14)

                of the Investment Company Act of 1940.

(j)    ☐    Group, in accordance with §240.13d-1(b)(ii)(J).

ITEM 4.        OWNERSHIP

(a)    Amount beneficially owned:    1,882,937 shares (See proxy statements of American Software, Inc. from 1983 to the present for further disclosures regarding number and percentage of shares beneficially owned.)

(b)    Percent of class:    9.3%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:    1,882,937 shares

(ii)    Shared power to vote or to direct the vote:    0 shares

(iii)    Sole power to dispose or to direct the disposition of:    1,882,937 shares

(iv)    Shared power to dispose or to direct the disposition of:    0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 Not Applicable

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY

                       BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

 Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

 Not Applicable

ITEM 10.      CERTIFICATION

 Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2003	/s/ THOMAS L. NEWBERRY
Thomas L. Newberry

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